GrafTech International Ltd. 982 Keynote Circle Brooklyn Heights, Ohio USA 44131

March 6, 2018

BY EDGAR AND BY HAND

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery
Division of Corporation Finance
Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Re:                 GrafTech International Ltd.
Third Draft Registration Statement on Form S-1
Confidentially Submitted on March 6, 2018
CIK No. 0000931148

Dear Ms. Ravitz:

This letter is submitted on behalf of GrafTech International Ltd. (the “Company”) to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission together with the third draft registration statement on Form S-1 (CIK No. 0000931148) (“Draft No. 3”).

Draft No. 3 includes the Company’s audited financial statements for the year ended December 31, 2017 (the “2017 Financial Statements”), including under Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2017, and other related financial information. Draft No. 3 also updates other disclosure. For the convenience of the Staff, we are also sending, by hand, five copies of each of this letter and Draft No. 3 in paper format, marked to show changes from the second draft registration statement on Form S-1 as confidentially submitted on January 29, 2018.

In addition, Draft No. 3 reflects several items that are responsive to the Staff’s prior comments, as we had previewed in the Company’s letter to the Staff dated January 29, 2018 (the “January 29 Response Letter”). For the Staff’s convenience, we have reproduced verbatim in bold those prior comments below and indicated the location of the responsive disclosure in Draft No. 3.

Consolidated Financial Statements

Segment Reporting

20.                               We note that you provide segment operating (loss) income; however, you only report one operating segment. The objective of requiring disclosures about segments of a public entity is to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates. The footnote does not disclose different types of business activities in which the Company engages, but rather includes a measure for the same set of operations that is presented in the consolidated financial statements. Please explain to us how the presentation of a segment measure for an entity with one single operating segment complies with the objective of ASC 280-10-10.

As previewed in the January 29 Response Letter, the Segment Reporting note in the 2017 Financial Statements, on pages F-20 to F-21 of Draft No. 3, reflects the Company’s single operating segment and no longer includes a segment reconciliation table.

21.                               As a related matter, it appears that your presentation of segment operating (loss) income is a non-GAAP measure. In this regard, please tell us how you considered the prohibition against presenting a non-GAAP financial measure in the footnotes to the financial statements. Refer to Item 10(e)(ii)(C) of Regulation S-K.

As previewed in the January 29 Response Letter and as discussed above, the Segment Reporting note in the 2017 Financial Statements, on pages F-20 to F-21 of Draft No. 3, reflects the Company’s single operating segment and no longer includes a segment reconciliation table, and therefore no longer presents segment operating income (loss).

22.                               We reference the disclosure on page F-5 that your only reportable segment, Industrial Materials, is comprised of two major product categories, graphite electrodes and needle coke products. Please explain to us why you have not provided the entity wide disclosures required by ASC 280-10-50-40.

As previewed in the January 29 Response Letter, the Segment Reporting note in the 2017 Financial Statements, on page F-20 of Draft No. 3, includes disclosure indicating that more than 90% of the Company’s revenues from external customers are derived from the sale of graphite electrodes and graphite electrode by-products.

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If the Staff has any questions or requires any additional information, please contact Sandra L. Flow or Alejandro Canelas Fernandez at Cleary Gottlieb Steen & Hamilton LLP at (212)-225-2000.

Very truly yours,

/s/ Quinn J. Coburn
Quinn J. Coburn
Vice President, Chief Financial Officer and Treasurer

cc:                                Tom Jones

Kristen Lochhead

Brian Cascio

Securities and Exchange Commission

Sandra L. Flow

Adam Fleisher

Alejandro Canelas Fernandez

Cleary Gottlieb Steen & Hamilton LLP

[Signature Page to SEC Cover Letter]